SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

Benjamin I. Lumpkin

c/o SKL Investment Group, LLC

121 S. 17th Street

Mattoon, Illinois 61938

(217) 235-4410

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 320866 106	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Benjamin I. Lumpkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 699,231 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 699,231 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,231 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This is the final amendment to this statement and constitutes an exit filing for Mr. Lumpkin, whose beneficial ownership interest dropped below the 5.0% reporting threshold primarily as a result of the Company’s acquisition of SCB Bancorp, Inc., an Illinois corporation (“SCB”), on November 15, 2018.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background.

a)	This statement is being filed by Benjamin I. Lumpkin individually.
b)	Mr. Lumpkin’s business address is as follows: SKL Investment Group, LLC, 121 South 17th Street, Mattoon, Illinois 61938.
c)	Mr. Lumpkin’s principal occupation is an investor.
d)	During the last five years, Mr. Lumpkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e)	During the last five years, Mr. Lumpkin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f)	Mr. Lumpkin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Since Mr. Lumpkin’s most recently filed statement on December 18, 2017, Mr. Lumpkin has not acquired any shares of Common Stock for which he is reporting beneficial ownership.

Since December 18, 2017, Mr. Lumpkin’s beneficial ownership percentage of shares decreased as a result of (a) the Company’s acquisition, on May 1, 2018, of First BancTrust Corporation, a Delaware corporation (“First Bank”) through the merger of First Bank with and into Project Hawks Merger Sub LLC, a newly formed Delaware limited liability company and wholly-owned subsidiary of the Company, pursuant to an Agreement and Plan of Merger, dated as of December 11, 2017, and (b) the Company’s acquisition, on November 15, 2018, of SCB through the merger of SCB with and into Project Almond Merger Sub LLC, a newly formed Illinois limited liability company and wholly-owned subsidiary of the Company, pursuant to an Agreement and Plan of Merger, dated as of June 12, 2018.

Item 4.	Purpose of Transaction.

Purchases of shares of Common Stock by Mr. Lumpkin have been for investment purposes. Mr. Lumpkin may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Lumpkin has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Lumpkin does not have any plan or proposal which relates to or would result in any of the following matters:

(a)       The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)       Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the issuer;

(f)       Any other material change in the issuer’s business or corporate structure;

(g)       Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)       Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)       Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer.

(a)       Mr. Lumpkin’s total beneficial ownership amounts to 699,231 shares of Common Stock, or 4.2% of the outstanding shares.

(b)       Mr. Lumpkin holds sole voting and investment power over the 699,231 shares of Common Stock.

(c)       During the past 60 days, Mr. Lumpkin has effected no transactions in Common Stock.

(d)       To the knowledge of Mr. Lumpkin, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lumpkin.

(e)       November 15, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lumpkin and any person with respect to any securities of the issuer.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2018

/s/ Benjamin I. Lumpkin
Benjamin I. Lumpkin